UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                         Famous Dave's of America, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)


                                    307068106
                                 (CUSIP Number)


                                 Not Applicable
             (Date of Event Which Requires Filing of this Statement)



*Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    |X| Rule 13d-1(b)

    |_| Rule 13d-1(c)

    |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip 307068106
                                       13G
_______________________________________________________________________________

1                 NAME OF REPORTING PERSONS
                  S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS

                  Arnhold and S. Bleichroeder, Inc.
_______________________________________________________________________________

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) ___

                  Not Applicable                                        (b) ___
_______________________________________________________________________________

3                 SEC USE ONLY

_______________________________________________________________________________

4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of New York
_______________________________________________________________________________

                           5        SOLE VOTING POWER
NUMBER OF
                                    193,100
SHARES            _____________________________________________________________

BENEFICIALLY               6        SHARED VOTING POWER

OWNED BY                            -0-
                  _____________________________________________________________

EACH
                           7        SOLE DISPOSITIVE POWER
REPORTING
                                    193,100
PERSON            _____________________________________________________________

WITH                       8        SHARED DISPOSITIVE POWER

                                    -0-
_______________________________________________________________________________

9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  193,100
_______________________________________________________________________________

10                CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES *

                  Not Applicable
_______________________________________________________________________________

11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  2.19%
_______________________________________________________________________________

12                TYPE OF REPORTING PERSON*

                  BD
_______________________________________________________________________________
                  *SEE INSTRUCTIONS BEFORE FILING

Cusip 307068106
Schedule 13 G (Cont.)

Item 1(a)-     Name of Issuer: Famous Dave's of America, Inc.

Item 1(b)-     Address of Issuer's Principal Executive Offices:

               12700 Industrial Park Blvd.
               Plymouth, MN 55441

Item 2(a)-     Name of Person Filing: Arnhold and S. Bleichroeder, Inc.

Item 2(b)-     Address of Principal Business Office:    1345 Ave of Americas
                                                        New York, NY 10105

Item 2(c)-     Citizenship: New York, NY, USA (Place of Incorporation)

Item 2(d)-     Title of Class of Securities: Common Stock

Item 2(e)-     Cusip Number: 307068106

Item 3- This statement is being filed pursuant to Rule 13d-1(b). The person filing is a:
               (a)-Broker or Dealer registered under Section 15 of the Act; and
               (e)-Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940.

Item 4(a)-     Amount beneficially owned: Arnhold and S. Bleichroeder,
               Inc. ("A & SB") is the investment adviser for a number of investment companies (each a "Fund"). Pursuant to its advisory agreement with each Fund, A & SB has sole power to vote and dispose of the securities held by each Fund and is therefore the beneficial owner, for the purposes of Rule 13d-3, of the securities held by the Fund. A & SB may also be considered the beneficial owner, for the purposes of Rule 13d-3, of the securities held in discretionary accounts (the "Discretionary Accounts") for which A & SB acts as investment adviser. A & SB has sole power to vote and dispose of the securities held in each Discretionary Account. A & SB's decisions regarding voting and disposing of the securities held in each Fund and in each Discretionary Account depend upon the relevant investment objectives and other factors. A & SB disclaims the existence of a "group" among itself, the Funds and the Discretionary Accounts for the purposes of Sections 13(d) and 13(g) of the Act.

               Based upon the foregoing, Arnhold and S. Bleichroeder, Inc. may be considered the beneficial owner, for the purpose of Rule 13d-3, of a total of 193,100 shares of the Issuer's common stock.

Item 4(b)-     Percent of Class:    2.19%

Item 4(c)-     Number of Shares to which A & SB has:

              (i)  -sole power to vote or to direct the vote:                           193,100
              (ii) -shared power to vote or to direct the vote:                         -0-
              (iii)-sole power to dispose or to direct the disposition of:              193,100
              (iv) -shared power to dispose or to direct the disposition of:            -0-

Item 5 -       Ownership of Five Percent or Less of a Class:  Yes

Item 6 -       Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable

Cusip   307068106
Schedule G (Cont.)

Item 7- Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           Not Applicable

Item 8-    Identification and Classification of Members of the Group:

           Not Applicable

Item 9-    Notice of Dissolution of Group:

           Not Applicable

Item 10-   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: February 12, 1999

           ARNHOLD AND S. BLEICHROEDER, INC.

               / S / Ronald A. Bendelius
         By:   _________________________________
               Ronald A. Bendelius
               Senior Vice President

               / S / William P. Casciani
         By:   _________________________________
               William P. Casciani
               Senior Vice President